

17017839

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66892

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MERGER + ACQUISITION CAPITAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 EAST 53RD STREET
(No. and Street)

NEW YORK, (City) NEW YORK (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JACK LUBITZ 516-994-0743
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEINTRAUB + ASSOCIATES, LLP
(Name – *if individual, state last, first, middle name*)

200 MAMARONECK AVE, STE 502, WHITE PLAINS, NEW YORK 10601
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AMB

OATH OR AFFIRMATION

I, JACK LUBITZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MERGER + ACQUISITION CAPITAL SERVICES, LLC, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

LISA A PURVILLE
NOTARY PUBLIC, STATE OF NEW YORK
NASSAU COUNTY
LIC.# 01PU6139952
COMMISSION EXPIRES 01/17/2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Merger & Acquisition Capital Services, LLC

We have audited the accompanying statement of financial condition of Merger & Acquisition Capital Services, LLC as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Merger & Acquisition Capital Services, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Merger & Acquisition Capital Services, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Merger & Acquisition Capital Services, LLC 's Exemption Report has been subjected to audit procedures performed in conjunction with the audit of Merger & Acquisition Capital Services, LLC 's financial statements. The supplemental information is the responsibility of Merger & Acquisition Capital Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Merger & Acquisition Capital Services, LLC 's Exemption Report is fairly stated, in all material respects, in relation to the financial statements as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants



White Plains, New York
April 30, 2017

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

MERGER & ACQUISITION CAPITAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash in bank	$ 54,948
Loan receivable	3,000
Prepaid expenses	7,709
Property and equipment - net	127
Total Assets	$ 65,784

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$10,778
Member's Equity	$55,006
Total Liabilities and Member's Equity	$65,784

See accompanying notes to financial statements.

MERGER & ACQUISITION CAPITAL SERVICES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:	
Investment advisory income	$ 1,295,885
Interest Income	6
Total Revenue	$ 1,295,891
Expenses:	
Consultant fees	$59,655
Bonus Expense	$126,957
Regulatory fees	$ 19,827
Other operating expenses	$98,431
Total Expenses	$304,870
Net Income	**$991,021**

See accompanying notes to financial statements.

MERGER & ACQUISITION CAPITAL SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2016

	Total Member's Equity
Balances, January 1, 2016	$468,985
Member's Distribution	($1,405,000)
Net Income	$991,021
Balances, December 31, 2016	$55,006

See accompanying notes to financial statements.

MERGER & ACQUISITION CAPITAL SERVICES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016

Cash Flows From Operating Activities:	
Net Income	$ 991,021
Adjustments to reconcile net income to net cash provided by operating activities	
(Increase) decrease in operating assets:	
Prepaid expenses	1,955
Loan receivable	2,000
Increase (decrease) in operating liabilities:	
Account s payable and accrued expenses	3,752
Total Adjustments	7,707
Net Cash Provided By Operating Activities	998728
Cash Flows From Financing Activities:	
Member's Distributions	(1,405,000)
Net Decrease in Cash	(406272)
Cash, Beginning of Year	461,220
Cash, End of Year	$ 54,948

See accompanying notes to financial statements.

MERGER & ACQUISITION CAPITAL SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

Note (1) - Nature of business:

Merger & Acquisition Capital Services, LLC. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a members of Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company provides specialist investment, advisory and financial services specifically to participants within the insurance industry.

The Company was formerly named Merger & Acquisition Capital Services, Inc. During 2014, the Company merged into MASCAP, LLC and was renamed Merger & Acquisition Capital Services, LLC.

Note (2) – Summary of significant accounting policies:

(A) Property and equipment.

Property and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the various classes of depreciable assets.

(B) Income taxes:

The Company is a limited liability company, and has elected to be treated as a disregarded entity for income tax purposes. Its operating results are included with those of its Parent and therefore, the Company itself is not subject to U .S. federal or state income taxes.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to and including 2013, 2014 and 2015.

(C) Cash and cash equivalents:

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2016, there were no cash equivalents.

(D) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

(E) Subsequent events evaluation:

Management has evaluated subsequent events through April 30, 2017 the date the financial statements were available to be issued.

MERGER & ACQUISITION CAPITAL SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
(CONCLUDED)

DECEMBER 31, 2016

Note (2) - Summary of significant accounting policies - cont'd:

(F) Concentration of credit risk:

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note (3) - Net capital requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $44,170 which exceeded its requirement of $5,000 by $39,170. The Company had a ratio of aggregate indebtedness to net capital of .244 to 1 as of December 31, 2016.

MERGER & ACQUISITION CAPITAL SERVICES, LLC
SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31,2016

Computation of Net Capital

Member's equity	$ 55,006
Non-allowable assets:	
Loan Receivable	2,000
Prepaid expenses	7,709
Property and equipment - net	127
Total non-allowable assets	10,836
Net capital before haircuts on proprietary positions	44,170
Haircuts	0
Net capital	44,170
Minimum net capital requirement - the greater of $5,000 or 6-2/3% of aggregate indebtedness of $10,778	5,000
Excess net capital	$ 39,170
Ratio of aggregate indebtedness to net capital	.244 to 1
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses	$10,778
Total aggregate indebtedness	$ 10,778

Statement pursuant to Paragraph (D)(4) of Rule 17A-5:

Reconciliation with the Company's computation (included in Part IIA of Form X-17-a-5 as of December 31, 2016):

Net capital, as reported in the Company's Part IIA amended unaudited FOCUS report	$ 52,283
Audit adjustments affecting net capital	(8,113)
Other audit adjustments	
Adjustment to haircut	
Net capital per above	$ 44,170

MERGER & ACQUISITION CAPITAL SERVICES, LLC
SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (i) of that rule.

MERGER & ACQUISITION CAPITAL SERVICES, LLC
SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2016

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Merger & Acquisition Capital Services, LLC

We have reviewed management's statements, included in the accompanying Merger & Acquisition Capital Services, LLC 's Exemption Report, in which (1) Merger & Acquisition Capital Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Merger & Acquisition Capital Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Merger & Acquisition Capital Services, LLC stated that Merger & Acquisition Capital Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Merger & Acquisition Capital Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Merger & Acquisition Capital Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants



White Plains, New York
April 30, 2017

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

Merger & Acquisition Capital Services,LLC
320 East 53rd Street
New York, New York 10022
212-750-0630

Merger & Acquisition Capital Services, LLC's
Exemption Report

Merger & Acquisitioin Capital Services, Inc.(the "Company") is a registered broker- dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.1 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240. 17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: (2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the year ended December 31, 2016, without exception.

Merger & Acquisition Capital Services,LLC

I, Jack Lubitz, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: CEO

April 30, 2017 

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

To the Board of Directors
and Member of Merger & Acquisition Capital Services, LLC

In planning and performing our audit of the financial statements of Merger & Acquisition Capital Services, LLC as of and for the year ended December 31, 2016, we considered the company's internal control in order to determine auditing procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control. However, we noted certain matters involving internal control and its operation that we consider to be significant deficiencies or material weaknesses under standards established of the Public Company Accounting Oversight Board (PCAOB). A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

We noted the following deficiencies that we believe to be material weaknesses:

For the year ended December 31, 2016, the Company did not maintain proper books and records in a timely manner. The completed books and records were not available to us prior to the original audited FOCUS filing deadline, and the company was forced to file a request for a filing extension followed by a request for a second filing extension. We were not able to access all the necessary documents and information to perform our audit of the Company prior to the expiration date of the second extension. The maintenance of proper books and records is required by SEC regulations. This is a continuing issue that was identified as a weakness in the prior year and was not corrected.

There was a misstatement of the Company's financial statements due to the failure to record transactions during the year. This is a continuing issue that was identified as a weakness in the prior year and was not corrected.

The opening equity at January 1, 2016 did not agree with the equity balance in the audited financial statements at December 31, 2015. This is a continuing issue that was identified as a weakness in the prior year and was not corrected.

The Company's books and records did not agree to the financial information reported in the FOCUS reports for the first and second quarters for the year 2016. As a result, the total FOCUS net income for the year 2016 was greater than the total net income per the books and records.

This letter is intended solely for the information and use of Merger & Acquisition Capital Services, LLC's management, and others within the organization and is not intended to be, and should not be, used by anyone other than these specified parties.

WEINTRAUB & ASSOCIATES, LLP



Certified Public Accountants
April 30, 2017

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

MERGER & ACQUISITION CAPITAL SERVICES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2016

CONTENTS